UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Press Release - Media Contacts: press@news.jp.nec.com

***** For immediate use July 31, 2020

Consolidated Financial Results

for the three-month period ended

June 30, 2020

Summary of Consolidated Financial Results for the three-month period ended June 30, 2020 [IFRS]

			July 31, 2020
Company name	NEC Corporation		Stock exchange listing: Tokyo
Code number	6701	URL https://www.nec.com/
Representative	Takashi Niino, President and CEO

Contact	Akiko Shikimori, General Manager of the Corporate Communications Division	TEL +81-3-3798-6511

Scheduled date of Quarterly Report filing	July 31, 2020 Scheduled date of dividend payments	—
Supplementary materials for financial results	Yes
Financial results briefing	Yes (for institutional investors and analysts)
(Million JPY, rounded to the nearest million JPY)

1. Consolidated Financial Results for the three-month period ended June 30, 2020 (April 1,2020 – June 30, 2020)

(1) Consolidated Operating Results	(Percentage figures represent year-on-year changes)

	Revenue		Operating profit		Profit before income taxes		Net profit		Net profit attributable to owners of the parent		Total comprehensive income

Three-month period ended	JPY (millions)%		JPY (millions)%		JPY (millions)%		JPY (millions)%		JPY (millions)%		JPY (millions)%
June 30, 2020	587,729	(10.1)	(10,274)	—	(9,616)	—	(6,380)	—	(5,002)	—	12,140	—
June 30, 2019	653,855	6.7	3,382	—	3,745	—	2,592	—	3,265	—	(12,711)	—

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Basic earnings per share	Diluted earnings per share	Adjusted basic earnings per share
Three-month period ended	JPY (millions)%		JPY (millions)%		JPY	JPY	JPY
June 30, 2020	(5,802)	—	(2,253)	—	(19.27)	(19.27)	(8.68)
June 30, 2019	7,605	—	5,881	—	12.57	12.57	22.64

(2) Consolidated Financial Position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets

As of	JPY (millions)	JPY (millions)	JPY (millions)%
June 30, 2020	2,969,658	1,112,205	912,343	30.7
March 31, 2020	3,123,254	1,114,523	910,674	29.2

2. Dividends

	Annual dividends

	End of first quarter	End of second quarter	End of third quarter	Fiscal year-end	Total

Years ended	JPY	JPY	JPY	JPY	JPY
March 31, 2020	—	30.00	—	40.00	70.00
March 31, 2021	—
March 31, 2021 (forecast)		40.00	—	40.00	80.00

*Notes-Revision in the dividends forecast from latest announcement: None

3. Consolidated Financial Results Forecast for the Year Ending March 31, 2021 (April 1, 2020 – March 31, 2021)

(Percentage figures represent year-on-year changes)

	Revenue		Operating profit		Net profit attributable to owners of the parent		Basic earnings per share

	JPY (millions)%		JPY (millions)%		JPY (millions)%		JPY
Year ending March 31, 2021	3,030,000	(2.1)	150,000	17.5	90,000	(10.0)	335.07

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Adjusted basic earnings per share

	JPY (millions)%		JPY (millions)%		JPY
Year ending March 31, 2021	165,000	13.2	99,000	(11.0)	368.57

*Notes-Revision in forecast of consolidated operating results from latest announcement: Yes

In conjunction with the payment for the issuance of new shares and disposal of treasury shares by way of third-party allotment on July 10, 2020, “Basic earnings per share” and “Adjusted basic earnings per share” are recalculated by estimating the average number of shares based on the most recent number of shares.

*Notes

(1) Changes in significant subsidiaries during the period

(Changes in specified subsidiaries resulting in the change in consolidation scope): None

Newly included	: —	—	(Name of the company)
Excluded	: —	—	(Name of the company)

(2) Changes in accounting policies and changes in accounting estimates

1) Changes in accounting policies required by IFRS	: None
2) Changes in accounting policies other than 1)	: None
3) Changes in accounting estimates	: None

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding at the end of period (including treasury stock)	June 30, 2020	260,473,263 shares	March 31, 2020	260,473,263 shares
2) Number of treasury stock at the end of period	June 30, 2020	1,005,867 shares	March 31, 2020	885,719 shares
3) Average number of shares during the period	June 30, 2020	259,527,577 shares	June 30, 2019	259,709,208 shares

*This summary of consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.

*Explanation concerning the appropriate use of the financial results forecast and other special matters

(Adjusted profit (loss))

For definitions of “Adjusted operating profit (loss)” and “adjusted net profit (loss) attributable to owners of the parent,” please refer to “1.Overview of Business Results” on page 2.

(Settlement of the provisional accounting treatment)

As the provisional accounting treatment for KMD Holding ApS (“KMD”) acquired in the year ended March 31, 2019 is settled during the 2nd quarter of the fiscal year ended March 31, 2020, the corresponding figures in the fiscal year ended March 31, 2020 have been retrospectively adjusted.

(Cautionary statement with respect to forward-looking statements)

The forward-looking statements such as operating results forecast contained in this statements summary are based on the information currently available to NEC Corporation (“the Company”) and certain assumptions considered reasonable. Actual operating results may differ significantly from these forecasts due to various factors. For details, please refer to “3. Cautionary Statement with Respect to Forward-Looking Statements” on page 21.

(How to obtain supplementary financial materials and information on the financial results briefing)

On July 31, 2020, the Company will hold a financial results briefing for the institutional investors and analysts. Presentation materials will be posted on the company website after the release of financial results, and the presentation video and Q&A summary will be also posted on the company website promptly after the financial results briefing.

In addition to the above, the Company periodically holds briefings on business and operating results for the individual investors. Presentation materials and Q&A summary will be posted on the company website promptly after the briefing. For the schedule and details, please check the company website.

1.	Overview of Business Results

As stated in the July 21, 2020 announcement, “NEC to Revise Operating Segments”, starting from this first quarter of the consolidated financial results for the fiscal year ending March 31, 2021. NEC announced operating results using revised segments. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to NEC’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees, etc.) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amount of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

(1) Overview of Operating Results

i) Overview of the three-month period ended June 30, 2020

The world economy and the Japanese economy both deteriorated significantly during the first quarter of the current consolidated period due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (COVID-19).

Under this business environment, the NEC Group recorded consolidated revenue of 587.7 billion JPY for the three-month period ended June 30, 2020, a decrease of 66.1 billion JPY (10.1%) year-on-year. This decrease was mainly due to decreased revenue in the Enterprise business, the Global business and the Public Solutions business.

Regarding profitability, operating profit (loss) worsened by 13.7 billion JPY year-on-year, to an operating loss of 10.3 billion JPY, mainly due to decreased revenue, despite improvement in selling, general and administrative expenses from the efficiency on expenditure, in addition to improvement in other operating income from gain on the sales of subsidiaries. Adjusted operating profit (loss) worsened by 13.4 billion JPY year-on-year, to an adjusted operating loss of 5.8 billion JPY.

Income (loss) before income taxes was a loss of 9.6 billion JPY, a year-on-year worsening of 13.4 billion JPY, mainly due to worsened operating profit (loss).

Net profit (loss) attributable to owners of the parent for the three-month period ended June 30, 2020 was a loss of 5.0 billion JPY, a worsening of 8.3 billion JPY year-on-year. This was primarily due to worsened income (loss) before income taxes. Adjusted net profit (loss) attributable to owners of the parent worsened by 8.1 billion JPY year-on-year, to an adjusted net loss attributable to owners of the parent of 2.3 billion JPY.

ii) Results by main segment

Revenue by segment (revenue from customers):

Segments	Three-month period ended June 30, 2019	Three-month period ended June 30, 2020	Change
	JPY (billions)	JPY (billions)%
Public Solutions	87.2	74.8	(14.2)
Public Infrastructure	130.5	122.7	(6.0)
Enterprise	137.6	115.0	(16.4)
Network Services	94.8	99.0	4.5
Global	114.2	97.0	(15.1)
Others	89.5	79.1	(11.6)
Total	653.9	587.7	(10.1)
Adjusted operating profit (loss) by segment:
Segments	Three-month period ended June 30, 2019	Three-month period ended June 30, 2020	Change
	JPY (billions)	JPY (billions)	JPY (billions)
Public Solutions	(0.3)	(3.3)	(2.9)
Public Infrastructure	7.6	1.8	(5.7)
Enterprise	8.2	2.7	(5.6)
Network Services	(0.1)	(2.1)	(2.0)
Global	(0.6)	(3.0)	(2.5)
Others	4.9	4.3	(0.6)
Reconciling items	(12.1)	(6.2)	5.9
Total	7.6	(5.8)	(13.4)

Notes:

Amounts in this section ii) “Results by main segment” are rounded to 0.1 billion JPY. Amounts in millions of JPY are shown in Note 3 “Segment information” in Note (5) “Notes to the Condensed Interim Consolidated Financial Statements”.

(Business segment figures in brackets below denote increases or decreases as compared with the corresponding period of the previous fiscal year.)

Public Solutions Business

Revenue:	74.8 billion JPY	(-14.2%)
Adjusted Operating Profit (Loss):	-3.3 billion JPY	(-2.9 billion JPY)

In the Public Solutions business, revenue was 74.8 billion JPY, a decrease of 12.4 billion JPY (-14.2%) year-on-year, mainly due to decreased sales in sectors that include public and healthcare, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 2.9 billion JPY year-on-year, to an adjusted operating loss of 3.3 billion JPY, mainly due to decreased sales.

Public Infrastructure Business

Revenue:	122.7 billion JPY	(-6.0%)
Adjusted Operating Profit (Loss):	1.8 billion JPY	(-5.7 billion JPY)

In the Public Infrastructure business, revenue was 122.7 billion JPY, a decrease of 7.8 billion JPY (-6.0%) year-on-year, mainly due to decreased sales in sectors that include aerospace and defense, as well as decreased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 5.7 billion JPY year-on-year, to an adjusted operating profit of 1.8 billion JPY, mainly due to decreased profit at consolidated subsidiaries.

Enterprise Business

Revenue:	115.0 billion JPY	(-16.4%)
Adjusted Operating Profit (Loss):	2.7 billion JPY	(-5.6 billion JPY)

In the Enterprise business, revenue was 115.0 billion JPY, a decrease of 22.6 billion JPY (-16.4%) year-on-year, mainly due to sales of large-scale projects for the retail, service and finance industries declining from the same period of the previous year, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 5.6 billion JPY year-on-year, to an adjusted operating profit of 2.7 billion JPY, mainly due to decreased sales.

Network Services Business

Revenue:	99.0 billion JPY	(+4.5%)
Adjusted Operating Profit (Loss):	-2.1 billion JPY	(-2.0 billion JPY)

In the Network Services business, revenue was 99.0 billion JPY, an increase of 4.2 billion JPY (+4.5%) year-on-year, mainly due to increased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 2.0 billion JPY year-on-year, to an adjusted operating loss of 2.1 billion JPY, mainly due to growing 5G investment, despite increased sales.

Global Business

Revenue:	97.0 billion JPY	(-15.1%)
Adjusted Operating Profit (Loss):	-3.0 billion JPY	(-2.5 billion JPY)

In the Global business, revenue was 97.0 billion JPY, a decrease of 17.2 billion JPY (-15.1%) year-on-year, mainly due to decreased sales in the display and wireless backhaul, in addition to the termination of part of KMD’s business, which was expected from the time of its acquisition, despite increased sales of submarine systems.

Adjusted operating profit (loss) worsened by 2.5 billion JPY year-on-year, to an adjusted operating loss of 3.0 billion JPY, mainly due to decreased sales.

Others

Revenue:	79.1 billion JPY	(-11.6%)
Adjusted Operating Profit (Loss):	4.3 billion JPY	(-0.6 billion JPY)

In the Others, revenue was 79.1 billion JPY, a decrease of 10.3 billion JPY (-11.6%) year-on-year.

Adjusted operating profit (loss) worsened by 0.6 billion JPY year-on-year, to an adjusted operating profit of 4.3 billion JPY.

(2) Overview of Financial Position

Analysis of the condition of assets, liabilities, equity, and cash flows

Total assets were 2,969.7 billion JPY as of June 30, 2020, a decrease of 153.6 billion JPY as compared with the end of the previous fiscal year. Current assets as of June 30, 2020 decreased by 180.6 billion JPY compared with the end of the previous fiscal year to 1,518.3 billion JPY, mainly due to the collection of trade and other receivables, despite increased inventories. Non-current assets as of June 30, 2020 increased by 27.0 billion JPY compared with the end of the previous fiscal year to 1,451.4 billion JPY. This was mainly due to an increase in other financial assets resulting from the rising market value of equity securities.

Total liabilities as of June 30, 2020 decreased by 151.3 billion JPY compared with the end of the previous fiscal year to 1,857.5 billion JPY. This was mainly due to a decrease in trade and other payables from the payment of materials cost and a decrease in accruals from bonus payments. The balance of interest-bearing debt amounted to 663.1 billion JPY, a decrease of 12.3 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of June 30, 2020 was 0.73 (an improvement of 0.01 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of June 30, 2020, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 257.5 billion JPY, a decrease of 58.6 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of June 30, 2020 was 0.28 (an improvement of 0.07 points as compared with the end of the previous fiscal year).

Total equity was 1,112.2 billion JPY as of June 30, 2020, a decrease of 2.3 billion JPY as compared with the end of the previous fiscal year, mainly due to the payment of dividends and recognition of net loss for the three-month period ended June 30, 2020, despite an increase in other components of equity resulting from the rising market value of equity securities.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of June 30, 2020 was 912.3 billion JPY, and the ratio of equity attributable to owners of the parent was 30.7% (an improvement of 1.6 points as compared with the end of the previous fiscal year).

Net cash inflows from operating activities for the three-month period ended June 30, 2020 were 98.9 billion JPY, remaining almost flat year-on-year, mainly due to improved working capital and worsened profit (loss) before income taxes.

Net cash outflows from investing activities for the three-month period ended June 30, 2020 were 14.7 billion JPY, remaining almost flat year-on-year.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the three-month period ended June 30, 2020 totaled a cash inflow of 84.2 billion JPY, remaining almost flat year-on-year.

Net cash flows from financing activities for the three-month period ended June 30, 2020 totaled a cash outflow of 39.7 billion JPY, mainly due to redemption of bonds, dividends paid and repayments of lease liabilities, despite issuance of bonds.

As a result, cash and cash equivalents as of June 30, 2020 amounted to 405.6 billion JPY, an increase of 46.3 billion JPY as compared with the end of the previous fiscal year.

(3) Outlook for the Fiscal Year Ending March 31, 2021

In conjunction with the payment for the issuance of new shares and disposal of treasury shares by way of third-party allotment on July 10, 2020, “basic earnings per share” and “adjusted basic earnings per share” are recalculated by estimating the average number of shares based on the most recent number of shares.

There is no change to “revenue”, “operating profit”, “net profit attributable to owners of the parent”, “adjusted operating profit”, and “adjusted net profit attributable to owners of the parent “, as previously disclosed on May 12, 2020.

2.	Condensed Interim Consolidated Financial Statements and Notes to Condensed Interim Consolidated Financial Statements

(1) Condensed Interim Consolidated Statements of Financial Position

			JPY (millions)
	Notes	As of March 31, 2020	As of June 30, 2020
Assets

Current Assets

Cash and cash equivalents		359,252	405,552

Trade and other receivables		737,484	441,610

Contract assets		247,625	254,691

Inventories		199,326	240,140

Other financial assets		5,584	5,278

Other current assets		108,436	136,604

Subtotal		1,657,707	1,483,875

Assets held for sale		41,210	34,408

Total current assets		1,698,917	1,518,283

Non-current assets

Property, plant and equipment, net		558,077	565,279

Goodwill		182,334	183,933

Intangible assets, net		199,093	198,376

Investments accounted for using the equity method		74,092	73,974

Other financial assets		219,326	242,873

Deferred tax assets		165,183	161,883

Other non-current assets		26,232	25,057

Total non-current assets		1,424,337	1,451,375

Total assets		3,123,254	2,969,658

Condensed Interim Consolidated Statements of Financial Position (Continued)

			JPY (millions)
	Notes	As of March 31, 2020	As of June 30, 2020
Liabilities and equity

Liabilities

Current liabilities

Trade and other payables		460,881	371,226

Contract liabilities		195,152	214,724

Bonds and borrowings		154,992	95,286

Accruals		191,440	148,101

Lease liabilities		47,085	49,249

Other financial liabilities		14,995	17,072

Accrued income taxes		12,624	7,355

Provisions		59,412	56,027

Other current liabilities		55,153	49,379

Subtotal		1,191,734	1,008,419

Liabilities directly associated with assets held for sale		30,133	24,411

Total current liabilities		1,221,867	1,032,830

Non-current liabilities

Bonds and borrowings		364,828	409,718

Lease liabilities		108,514	108,844

Other financial liabilities		42,402	34,596

Net defined benefit liabilities		224,469	227,737

Provisions		12,369	11,106

Other non-current liabilities		34,282	32,622

Total non-current liabilities		786,864	824,623

Total liabilities		2,008,731	1,857,453

Equity

Share capital		397,199	397,199

Share premium		139,735	139,734

Retained earnings		436,361	420,966

Treasury shares		(4,157)	(4,751)

Other components of equity	4	(58,464)	(40,805)

Total equity attributable to owners of the parent		910,674	912,343

Non-controlling interests		203,849	199,862

Total equity		1,114,523	1,112,205

Total liabilities and equity		3,123,254	2,969,658

(2) Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income

Condensed Interim Consolidated Statements of Profit or Loss

JPY (millions)

Three-month period ended June 30	Notes	2019	2020
Revenue		653,855	587,729

Cost of sales		473,083	437,811

Gross profit		180,772	149,918

Selling, general and administrative expenses		175,612	169,790

Other operating income (expenses)		(1,778)	9,598

Operating profit (loss)		3,382	(10,274)

Finance income	5	3,280	2,872

Finance costs	5	4,191	2,666

Share of profit of entities accounted for using the equity method		1,274	452

Profit (loss) before income taxes		3,745	(9,616)

Income taxes		1,153	(3,236)

Net profit (loss)		2,592	(6,380)

Net profit (loss) attributable to

Owners of the parent		3,265	(5,002)

Non-controlling interests		(673)	(1,378)

Total		2,592	(6,380)

Earnings per share attributable to owners of the parent

Basic earnings per share (JPY)		12.57	(19.27)

Diluted earnings per share (JPY)		12.57	(19.27)

Condensed Interim Consolidated Statements of Comprehensive Income

JPY (millions)

Three-month period ended June 30	Notes	2019	2020
Net profit (loss)		2,592	(6,380)

Other comprehensive income, net of tax

Items that will not be reclassified to profit or loss

Equity instruments designated as measured at fair value through other comprehensive income		(6,827)	15,326

Remeasurements of defined benefit plans		—	—

Share of other comprehensive income of entities accounted for using the equity method		(22)	306

Total items that will not be reclassified to profit or loss		(6,849)	15,632

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(8,350)	2,884

Cash flow hedges		(8)	(33)

Share of other comprehensive income of entities accounted for using the equity method		(96)	37

Total items that may be reclassified subsequently to profit or loss		(8,454)	2,888

Total other comprehensive income, net of tax		(15,303)	18,520

Total comprehensive income		(12,711)	12,140

Total comprehensive income attributable to

Owners of the parent		(10,553)	12,657

Non-controlling interests		(2,158)	(517)

Total		(12,711)	12,140

(3) Condensed Interim Consolidated Statements of Changes in Equity

(Three-month period ended June 30, 2019)

JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	3,265	—	—	3,265	(673)	2,592
Other comprehensive income		—	—	—	—	(13,818)	(13,818)	(1,485)	(15,303)

Comprehensive income		—	—	3,265	—	(13,818)	(10,553)	(2,158)	(12,711)
Purchase of treasury shares		—	—	—	(8)	—	(8)	—	(8)
Disposal of treasury shares		—	—	—	—	—	—	—	—
Cash dividends		—	—	(10,393)	—	—	(10,393)	(2,552)	(12,945)
Changes in interests in subsidiaries		—	(10)	—	—	—	(10)	281	271

Total transactions with owners		—	(10)	(10,393)	(8)	—	(10,411)	(2,271)	(12,682)

As of June 30, 2019		397,199	138,814	347,454	(3,555)	(41,937)	837,975	196,313	1,034,288

(Three-month period ended June 30, 2020)

JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit (loss)		—	—	(5,002)	—	—	(5,002)	(1,378)	(6,380)
Other comprehensive income		—	—	—	—	17,659	17,659	861	18,520

Comprehensive income		—	—	(5,002)	—	17,659	12,657	(517)	12,140
Purchase of treasury shares		—	—	—	(594)	—	(594)	—	(594)
Disposal of treasury shares		—	(0)	—	0	—	0	—	0
Cash dividends		—	—	(10,393)	—	—	(10,393)	(3,069)	(13,462)
Changes in interests in subsidiaries		—	—	—	—	—	—	(401)	(401)

Total transactions with owners		—	(0)	(10,393)	(593)	—	(10,986)	(3,470)	(14,456)

As of June 30, 2020		397,199	139,734	420,966	(4,751)	(40,805)	912,343	199,862	1,112,205

(4) Condensed Interim Consolidated Statements of Cash Flows

			JPY (millions)
Three-month period ended June 30	Notes	2019	2020
Cash flows from operating activities
Profit (loss) before income taxes		3,745	(9,616)
Depreciation and amortization		40,316	40,263
Impairment loss		1,979	99
(Decrease) in provisions		(7,760)	(5,195)
Finance income	5	(3,280)	(2,872)
Finance costs	5	4,191	2,666
Share of profit of entities accounted for using the equity method		(1,274)	(452)
Decrease in trade and other receivables		229,431	300,835
(Increase) in inventories		(57,567)	(44,720)
(Decrease) in trade and other payables		(34,828)	(85,303)
Others, net		(71,825)	(90,089)

Subtotal		103,128	105,616
Interest and dividends received		3,804	3,222
Interest paid		(2,442)	(2,386)
Income taxes paid		(4,774)	(7,551)

Net cash provided by operating activities		99,716	98,901
Cash flows from investing activities
Purchases of property, plant and equipment		(12,608)	(17,177)
Proceeds from sales of property, plant and equipment		545	1,215
Acquisitions of intangible assets		(4,575)	(3,157)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(41)	(1,311)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		6,586	499
Purchase of shares of newly consolidated subsidiaries		(1,279)	—
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		49	—
Proceeds from sales of subsidiaries		—	6,153
Proceeds from sales of investments in associates or joint ventures		3	60
Others, net		(5,256)	(1,030)

Net cash used in investing activities		(16,576)	(14,748)

Condensed Interim Consolidated Statements of Cash Flows (Continued)

			JPY (millions)
Three-month period ended June 30	Notes	2019	2020
Cash flows from financing activities
(Decrease) in short-term borrowings, net		(22,746)	(31,638)
Proceeds from long-term borrowings		145	10,000
Repayments of long-term borrowings		(238)	(79)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(25,000)
Repayments of lease liabilities		(13,443)	(14,107)
Dividends paid		(10,174)	(10,181)
Dividends paid to non-controlling interests		(2,552)	(3,059)
Others, net		2	(588)

Net cash used in financing activities		(49,006)	(39,652)

Effect of exchange rate changes on cash and cash equivalents		(2,139)	181

Net increase in cash and cash equivalents		31,995	44,682

Cash and cash equivalents, at the beginning of period		278,314	359,252

Increase in cash and cash equivalents resulting from transfer to assets held for sale		3,502	1,618

Cash and cash equivalents, at the end of period		313,811	405,552

(5) Notes to the Condensed Interim Consolidated Financial Statements

1. Going Concern Assumptions

Not applicable.

2. Significant accounting policies

Significant accounting policies adopted for the first quarter of the fiscal year ending March 31, 2021 are consistent from those applied for the previous fiscal year.

Income taxes for the first quarter are calculated using reasonably estimated annual effective tax rate.

3. Segment Information

(1) General information about reportable segments

The reportable segments of NEC Group ( “the Company” or “NEC” ) are determined from operating segments that are identified in terms of similarity of products, services and markets based on business, and are the businesses for which the Company is able to obtain respective financial information separately, and the businesses are investigated periodically in order for the Board of Directors to conduct periodic investigation to determine distribution of management resources and evaluate their business results. The Company has five reportable segments, which are Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries in Japan.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media in Japan.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, and Consulting), and Services & Management (OSS/BSS, Service Solutions), for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

OSS: Operation Support System, BSS: Business Support System

(2) Basis of measurement for reportable segment revenue and segment profit or loss

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees, etc.) from operating profit (loss).

Intersegment revenues are made at amount that approximates arm’s-length prices.

(3) Information about revenue, profit or loss by reportable segment

(Three-month period ended June 30, 2019)

									JPY (millions)
	Reportable Segments						Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Revenue
External customers	87,179	130,528	137,606	94,817	114,234	564,364	89,491	—	653,855
Intersegment	2,958	853	11,380	2,057	92	17,340	2,659	(19,999)	—
Total	90,137	131,381	148,986	96,874	114,326	581,704	92,150	(19,999)	653,855
Segment profit (loss)	(341)	7,569	8,236	(110)	(570)	14,784	4,913	(12,092)	7,605
Acquisition-related amortization of intangible assets									(4,231)
Expenses for M&A									8
Operating profit									3,382
Financial income									3,280
Financial costs									(4,191)
Share of profit of entities accounted for using the equity method									1,274
Profit before income taxes									3,745

(Three-month period ended June 30, 2020)
								JPY (millions)
	Reportable Segments						Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Revenue
External customers	74,818	122,733	114,986	99,041	97,009	508,587	79,142	—	587,729
Intersegment	2,004	510	10,431	2,083	142	15,170	1,967	(17,137)	—
Total	76,822	123,243	125,417	101,124	97,151	523,757	81,109	(17,137)	587,729
Segment profit (loss)	(3,266)	1,825	2,651	(2,068)	(3,046)	(3,904)	4,322	(6,220)	(5,802)
Acquisition-related amortization of intangible assets									(4,472)
Expenses for M&A									—
Operating profit (loss)									(10,274)
Financial income									2,872
Financial costs									(2,666)
Share of profit of entities accounted for using the equity method									452
Profit (loss) before income taxes									(9,616)

Notes:

1.	“Others” mainly includes businesses such as business consulting and package solution services in the previous fiscal year and this fiscal year.
2.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 8,310 million JPY and 7,498 million JPY for the three-month period ended June 30, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC.

(4) Information about revising reportable segments

From this first quarter of the fiscal year ending March 31, 2021, the Company’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

NEC also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

In connection with this revision, segment information for the three-month period ended June 30, 2019 has been reclassified to conform to the presentation of the revised segments for the fiscal year ending March 31, 2021.

(5) Information about geographic areas

Revenue from customers

		JPY (millions)
	Three-month period ended June 30, 2019	Three-month period ended June 30, 2020
Japan	484,282	438,553
North America and Latin America	40,148	27,503
Europe, Middle East, and Africa	55,910	49,655
China, East Asia, and Asia Pacific	73,515	72,018
Total	653,855	587,729

4. Equity

A breakdown of other components of equity as of March 31 and June 30, 2020, is as follows:

	JPY (millions)
	As of March 31, 2020	As of June 30, 2020
Remeasurements of defined benefit plans	(35,326)	(35,326)
Exchange differences on translating foreign operations	(32,415)	(30,347)
Cash flow hedges	(609)	(609)
Equity instruments designated as measured at fair value through other comprehensive income	9,886	25,477
Total	(58,464)	(40,805)

5. Finance income and Finance costs

	JPY (millions)
	Three-month period ended June 30, 2019	Three-month period ended June 30, 2020
Finance income
Interest income	399	218
Dividend income	2,695	2,313
Foreign exchange gains, net	—	263
Other	186	78
Total	3,280	2,872

	JPY (millions)
	Three-month period ended June 30, 2019	Three-month period ended June 30, 2020
Finance costs
Interest expenses	2,377	2,183
Foreign exchange losses, net	1,357	—
Other	457	483
Total	4,191	2,666

Interest income arises from financial assets measured at amortized cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

6. Subsequent Events

Payment for the Issuance of New Shares and Disposal of Treasury Shares by Way of Third-Party Allotment

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to Nippon Telegraph and Telephone Corporation (“NTT“) by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.

3. Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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